Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            ARC Energy Trust announces significant increase in Montney reserves and land valuations

            CALGARY, Oct. 30 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust" or "ARC") announced today the receipt of independent evaluations on its properties in northeastern British Columbia at Dawson and west of Dawson that indicate:

            <<
            -  An increase in proved reserves of 171 Bcf (29 mmboe) and proved plus probable reserves of 254 Bcf (43 mmboe) for the developed portion of the Dawson property. The 416 Bcf of proved plus probable reserves recognized for the Montney at Dawson is a 138 per cent increase over year-end 2007 reserves for this property. This represents a 25 per cent recovery factor of the 2.0 Tcf of Original Gas in Place (OGIP)(1)
               on these lands.

            -  Including sections where no reserves are currently assigned, the total
               OGIP for the Upper Montney in the Dawson area is estimated to be
               3.8 Tcf, with the ARC company gross share of 93 per cent being 3.5 Tcf

            -  The total ARC company gross OGIP in the Upper Montney Formation in the lands west of Dawson is estimated to be 4.6 Tcf (5.5 Tcf in total).

            -  In total, ARC now has exposure to 8.1 Tcf of OGIP in the Upper Montney on its Dawson properties and lands west of Dawson. Assigned reserves represent six per cent of total OGIP.
            >>

            ARC engaged GLJ Petroleum Consultants Ltd. (GLJ) to update the Dawson property reserves and also prepare best estimates of OGIP associated with our
Montney rights in British Columbia based upon an effective date of
September 30, 2008. Unless noted otherwise, the reserves and OGIP estimates are presented on a company gross basis (i.e. working interest).
            John Dielwart, ARC's President and CEO, said, "This is just the first small step towards recognizing the true reserve potential of the Montney in the Dawson area. We see the potential for recovery factors to exceed 50 per cent on the 8.1 Tcf, but this needs further testing and analysis before we are prepared to provide a contingent resources estimate. With just six per cent of this OGIP recognized as reserves, over time, we see the potential for a dramatic uplift in ARC's total Corporate reserves. Based on reserve adds for
Dawson alone, we expect a significant improvement in our Finding, Development and Acquisition costs over last year."

            <<
            Dawson Reserves Estimates
            -------------------------
            >>

            Based on this independent evaluation, it is estimated that the OGIP for the Dawson area is 3.8 Tcf, of which 2.0 Tcf are on sections to which reserves have been assigned (see map). ARC's Company Gross exposure to the OGIP is 93 per cent or 3.5 Tcf. GLJ have assigned proved plus probable Non-Associated Gas
Reserves of 417 Bcf for the Dawson area, which includes 289 Bcf of proved reserves(2). This represents a total addition and revision of 171 Bcf
(29 mmboe) of proved reserves and 254 Bcf (43 mmboe) of proved plus probable reserves for the Dawson property compared to the evaluation which was performed by GLJ as at December 31, 2007 (based on 6:1 gas/oil boe conversion(3) and recognizing liquid yields). These amounts represent 15 percent of the total corporate proved plus probable reserves of 286 mmboe at year-end 2007 and 13 per cent of the 225 mmboe of proved reserves. The 43 mmboe of proved plus probable reserves represents almost two years of ARC's current production.

            <<
            -------------------------------------------------------------------------
                                                           Units  Dec. 31,  Sept. 30,
                                                                    2007      2008
            -------------------------------------------------------------------------
            Montney Original Gas in Place (OGIP)            Tcf      1.1       3.8
            -------------------------------------------------------------------------
            Montney OGIP on Unassigned Reserves Sections    Tcf      0.2       1.8
                                                                     ---       ---
            -------------------------------------------------------------------------
            Montney OGIP on Assigned Reserves Sections      Tcf      0.9       2.0
            -------------------------------------------------------------------------
            Proved plus Probable (2P) Initial
             Recoverable (Raw Gas)                          Bcf      226       498
            -------------------------------------------------------------------------
            Cumulative Production (Raw Gas)                 Bcf       38        50
                                                                      --        --
            -------------------------------------------------------------------------
            Proved plus Probable Remaining (Raw Gas)        Bcf      188       448
            -------------------------------------------------------------------------
            2P Company Gross Sales Gas (Montney)            Bcf      174       416
            -------------------------------------------------------------------------
            2P Company Gross Sales Gas (Non-Montney)        Bcf       1         1
            -------------------------------------------------------------------------
            2P Total Company Gross Oil Equivalent          Mmboe    30.2      71.5
            -------------------------------------------------------------------------
            >>

            The increase in the recoverable reserves estimate is related to well production performance, successful drilling activities and a more aggressive future drilling program targeting a higher well density per section than planned last year. The assigned proved plus probable reserves will require future development capital of over $550 million.
            The proved plus probable reserves booked were based on an average drilling assumption of three horizontal equivalent wells per section (or 20 fracture stimulations per section) leading to a 25 per cent recovery factor.
The OGIP estimate is based upon revised mapping that reflects additional drilling and a three per cent porosity cut-off. Contingent resources associated with any incremental recovery based upon a higher density development have not been estimated. It is still very early in the development of this Montney asset and it will take time before we are able to determine the scale of contingent resources. The ultimate development density and recovery of the OGIP will be influenced by technology and economics.

            <<
            Dawson OGIP Estimate on Unassigned Reserves Sections
            ----------------------------------------------------
            >>

            GLJ have also estimated that there exists an additional 1.8 Tcf of OGIP on lands in Dawson that do not currently have any reserves assigned (1.6 Tcf to ARC's 86 per cent working interest). On these undeveloped lands the well data does not currently justify moving any portion of the OGIP into a reserves category. There are also further ARC interest lands adjacent to these lands that have not yet been assigned any value. Continued step-out drilling into the future will provide information to help assess the potential of these lands.

            Map available at www.arcenergytrust.com.

            <<
            Montney West Exploratory Lands (Encompasses Sunrise, Sundown, Sunset,
            ---------------------------------------------------------------------
            Saturn and Monias)
            ------------------
            >>

            Over the past 18 months ARC has added significantly to its asset base by acquiring additional prospective Montney lands west of the Dawson core. As at
September 30, 2008 GLJ has provided a best estimate of the OGIP for the Upper
Montney on these lands of 5.5 Tcf (4.6 Tcf to ARC's 85 per cent average working interest). The GLJ estimate used a three per cent porosity cutoff. It should be noted that given the current stage of development, the best estimate of OGIP might change significantly in the future. Although reserves and contingent resources have not yet been estimated, ARC believes that these lands will be developed economically and should realize recovery factors equivalent to those at Dawson. Additional drilling and testing is required to confirm deliverability potential and economic development.

            Map available at www.arcenergytrust.com.

            This large original gas in place estimate in combination with the increased reserves in the Dawson core highlight the outstanding exposure ARC has to this world class asset. The estimate only includes gas in the Upper
Montney formation and does not include the Lower Montney, where ARC has tested gas, or other prospective horizons. ARC will continue to focus substantial capital and resources to drill and test wells within the Montney West
Exploratory Lands in order to accelerate the transition from gas in place to actual, bookable reserves. Work is also underway to provide infrastructure and additional processing capacity to facilitate meaningful production from this area by early 2010.

            Land Value

            During the third quarter, ARC also engaged Seaton-Jordan & Associates
Ltd., ("Seaton-Jordan") an independent mineral management consulting firm that specializes in non-reserve oil & gas land evaluations, to provide a comprehensive market land valuation of ARC's undeveloped land to be used in conjunction with the year-end reserves evaluation and associated net asset value calculations. As at September 30, 2008, Seaton-Jordon has estimated the value of ARC's total corporate undeveloped acreage to be $480 million, with
$345 million being assigned to the undeveloped Montney lands in Dawson and the
Montney West Exploratory Lands. This value includes $132MM in undeveloped land acquisitions to the end of September 30, 2008, made through crown sales and from industry partners. This overall corporate value is an increase to the
$229 million internal estimate that was used at year-end 2007.

            Certain statements contained in this press release constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate",
"budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "predict", "potential", "targeting", "intend", "could", "might",
"should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon.
These statements speak only as of the date of this press release. In particular, this press release contains forward-looking statements pertaining to the volumes of reserves and resources. The projections, estimates and beliefs contained in such forward-looking statements are based on management's assumptions relating to performance from new and existing wells, future drilling programs, well density per section, recovery factors and necessarily involve known and unknown risks and uncertainties, including those risks identified in this press release and in the Trust's Annual Information Form, which may cause actual results in future periods to differ materially from any projections or estimates expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.
            Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. The reserves and resources referred to in this press release represent estimates only and have been independently evaluated by GLJ Petroleum Consultants Ltd. with an effective date of
October 1, 2008. Resources do not constitute, and should not be confused with, reserves.
            Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. The Trust does not undertake any obligation to publicly update or revise any forward-looking statements except as required by securities laws or regulations.

            <<
            ARC RESOURCES LTD.

            John P. Dielwart,
            President and Chief Executive Officer

            --------------------------------
            (1) Original Gas in Place (OGIP) is the same as Discovered Petroleum
            Initially in Place which is defined in the COGEH handbook as the quantity of hydrocarbons that are estimated to be in place within a known accumulation. OGIP is used here as it is a more commonly used industry term when referring to gas accumulations. Discovered Petroleum Initially in Place is divided into recoverable and unrecoverable portions, with the estimated future recoverable portion classified as reserves and contingent resources. There is no certainty that it will be economically viable or technically feasible to produce any portion of this Discovered
            Petroleum Initially in Place except for those identified as proved or probable reserves.

            (2) The estimate of total proved reserves for the Dawson properties may not reflect the same confidence level as estimates of all properties due to the effects of aggregation.

            (3) BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of
            6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
            >>

            %SEDAR: 00001245E          %CIK: 0001029509

            /For further information: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900; ARC Resources Ltd., 2100, 440 - 2nd Avenue S.W., Calgary, AB,
T2P 5E9, www.arcenergytrust.com/
            (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 19:35e 30-OCT-08